Exhibit 99.3
LETTER TO BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES, AND OTHER NOMINEES
Offer to Exchange Warrants to Acquire Class A Ordinary Shares
of
Zura Bio Limited
for
Class A Ordinary Shares
of
Zura Bio Limited
and
Consent Solicitation
THE OFFER AND CONSENT SOLICITATION (EACH AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON AUGUST 8, 2024, OR SUCH LATER TIME AND DATE TO WHICH THE COMPANY MAY EXTEND THE OFFER. IPO WARRANTS (AS DEFINED BELOW) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY IPO WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.
July 25, 2024
To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:
Enclosed are the prospectus/offer to exchange, dated July 25, 2024 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal and Consent”), which together set forth the offer of Zura Bio Limited, a Cayman Islands exempted company (the “Company”), to each holder of the Company’s outstanding public warrants and private placement warrants that were issued in connection with our initial public offering to purchase the Company’s Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”), to receive 0.30 Class A Ordinary Shares in exchange for each warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 11:59 p.m., Eastern Time, on August 8, 2024 or such later time and date to which the Company may extend the Offer. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”
The Offer is being made to all holders of:
•
the warrants that were (i) sold as part of the units in connection with the initial public offering of JATT Acquisition Corp (“JATT”), the Company’s predecessor and a Cayman Islands exempted company consummated on July 16, 2021 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued as private placement warrants to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (collectively, the “public warrants”); and

•
the warrants that were issued to certain parties in a private placement in connection with the closing of the IPO that have not become public warrants as a result of being transferred to any person other than permitted transferees (the “private placement warrants” and, together with the public warrants, the “IPO warrants”). For the avoidance of doubt, the IPO warrants do not include the pre-funded warrants the Company issued in 2023 and 2024.

Each IPO warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on The Nasdaq Capital Market (the “Nasdaq”)

under the symbol “ZURAW.” As of July 23, 2024 a total of 12,809,996 IPO warrants were outstanding, including our public warrants and private placement warrants. Pursuant to the Offer, the Company is offering up to an aggregate of 3,842,999 Class A Ordinary Shares in exchange for the IPO warrants.
Each holder whose IPO warrants are exchanged pursuant to the Offer will receive 0.30 Class A Ordinary Shares for each IPO warrant tendered by such holder and exchanged. Any IPO warrant holder that participates in the Offer may tender less than all of its IPO warrants for exchange.
No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of IPO warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of Class A Ordinary Shares on the Nasdaq on the last trading day of the Offer Period, less any applicable withholding taxes. The Company’s obligation to complete the offer is not conditioned on the receipt of a minimum number of tendered IPO warrants. As such, the Company will accept all tendered IPO warrants regardless of the number it receives.
Concurrently with the Offer, the Company is also soliciting consents from holders of the IPO warrants to amend that certain warrant agreement, dated as of July 16, 2021, by and between the Company (as successor to JATT) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (together, the “Warrant Agreement”) to permit the Company to require that each IPO warrant that is outstanding upon the closing of the Offer be exchanged for 0.27 Class A Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.
Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least a majority of the outstanding public warrants and a majority of the outstanding private placement warrants. Warrantholders may not consent to the Warrant Amendment without tendering their IPO warrants in the Offer, and may not tender such IPO warrants without consenting to the Warrant Amendment. If the Company receives consents from holders of less than a majority of the outstanding public warrants and less than a majority of the private placement warrants (less than the minimum threshold required to amend the Warrant Agreement), it will accept all the IPO warrants tendered; however the Warrant Amendment will not become effective.
Parties representing approximately 40.7% of the outstanding public warrants and 65.3% of the outstanding private placement warrants have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 9.3% of the outstanding public warrants agree to consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described on the Offer and Consent Solicitation are satisfied or waived, then the Warrant Amendment will be adopted.
Holders of IPO warrants may not consent to the Warrant Amendment without tendering IPO warrants in the Offer and holders may not tender such IPO warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of this Letter of Transmittal and Consent relating to the IPO warrants and, therefore, by tendering IPO warrants for exchange, holders will be delivering to us their consent to the Warrant Amendment. Warrant holders may revoke consent at any time prior to the Expiration Date by withdrawing the IPO warrants holders have tendered in the Offer.
Warrants not exchanged for our Class A Ordinary Shares pursuant to the Offer will remain outstanding subject to their current terms, or amended terms if the Warrant Amendment is approved. If the Warrant Amendment is approved, the Company intends to require the exchange of all outstanding IPO warrants for Class A Ordinary Shares as provided in the Warrant Amendment.
THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL.
Enclosed with this letter are copies of the following documents:
(1)   the Prospectus/Offer to Exchange;
(2)   the Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment, and tendering IPO warrants for exchange and for the information of your clients for whose accounts you hold IPO warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender IPO warrants and provide consent;
(3)   the Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;
(4)   a form of letter which may be sent by you to your clients for whose accounts you hold IPO warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and
(5)   a return envelope addressed to Continental Stock Transfer & Trust Company.
Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”
We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Time, on August 8, 2024, or such later time and date to which the Company may extend the Offer.
The Company will not pay any fees or commissions to any broker, dealer, or other person (other than the Exchange Agent, the information agent, dealer manager, and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Fees and Expenses”) for soliciting tenders of IPO warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold IPO warrants.
Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:
The Information Agent for the Offer and Consent Solicitation is:
Alliance Advisors
200 Broadacres Drive, 3rd Floor
Bloomfield, New Jersey 07003
Call Toll Free: 1-844-717-2302
Email: zura@allianceadvisors.com
Very truly yours,
Zura Bio Limited
Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent, or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.